SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of February 2000


                      Bonso Electronics International Inc.
                      ------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                        Fo Tan, Shatin, N.T., Hong Kong
                        -------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F  X                  Form 40-F ______


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes _____                    No  X

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BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Sha Tin, N.T.                             1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607

                                BONSO ELECTRONICS
                    ANNOUNCES NEW CORDLESS TELEPHONE PRODUCTS

HONG KONG - (BUSINESS WIRE) - February 2, 2000 - Bonso Electronics International, Inc. (NASDAQ/NMS: BNSO) announced today that significant contract manufacturing orders for a family of 900 MHz cordless telephones have been received and production shipments are currently being made.

Production ramp-up is planned for the year of 2000.

Anthony So, chairman & CEO of Bonso stated, "This announcement of our cordless telephone products shows our continued dedication to the wireless communications business. Also, it demonstrates our fast response capabilities to meet the demanding requirements of the fast changing telecommunications environment."

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products, as well as, their new line of telecommunications products. The Company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial, parcel and mechanical scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include joysticks, thermometers, and blood pressure monitors. The company's telecommunications products include two-way radios and cordless telephones. Headquartered in Hong Kong, Bonso electronics markets its products to customers primarily in North America and Europe.

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Sha Tin, N.T.                             1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607

                                BONSO ELECTRONICS
              ANNOUNCES A NEW INTERNET DIGITAL AUDIO (MP3) PRODUCT

HONG KONG - (BUSINESS WIRE) February 14, 2000 - Bonso Electronics International, Inc. (NASDAQ/NMS: BNSO) announced today a new Hand-held MP3 music player featuring solid-state technology, flash memory and the ability to download through the internet and store high-fidelity music. Smaller than the portable CD players and smaller yet than the minidisk players - MP3 players have all the makings of becoming the portable digital audio devices of the Internet age. Forrest Research expects the digital download market to hit $1.1 billion by the year 2003 with unit sales of portable MP3 players reaching one million in 1999 and 32 million by 2003.

Anthony So, Chairman and CEO of Bonso, stated, "The Internet is changing the way music is sold and delivered to customers. The MP3 portable player offers significant benefits over existing portable compact disk players. With our new product offering, Bonso is well positioned to meet the needs of customers, as well as, the many sales distribution mechanisms available to us."

The 32MB version can hold up to 30 minutes of near CD quality music. You can double that capacity by adding a 32MB flash memory cartridge or buy the 64MB version, which includes the cartridge. With no physical constraints of having to implement mechanical parts or bulky optical media, the MP3 player is miniaturized to fit in a shirt pocket. In a compact magnesium case the MP3 player also includes a voice recorder with up to 12 hours of dictation capacity.

The MP3's interface is as simple as simple can be. The square LCD shows you everything you need to know at a glance. The control buttons follow the convention of CD players, so that the basic operations are intuitive to most users.

The MP3 player lets you create a collection of your favorite songs. Just connect the MP3 player to your PC through the USB port and download. What could be easier. There are several sites from which you can purchase MP3 music.

Portable MP3 players bring unprecedented freedom and portability to music lovers on the go. In a compact and elegant package, Bonso's MP3 digital audio device offers a tight integration to the Internet. One day we may never have to go to a music store.

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments, electronic consumer and health care products, as well as, their new line of telecommunication and internet audio products. The company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial, parcel and mechanical scales that are used for consumer, commercial and industrial applications. The company's electronic consumer and health care products, include joysticks, thermometers, and blood pressure monitors. The Company's telecommunications products include cordless telephones and two-way radios. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release contains certain forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the Company's ability to obtain all necessary components and raw materials for production, the uncertainty of demand for the Company's products, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

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BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor                                  North America Company Contact
Universal Industrial Centre                        George O'Leary
23-25, Shan Mei Street, Fo Tan                     1919 Yacht Colinia
Sha Tin, N.T. Hong Kong                            Newport Beach, CA 92660 USA
                                                   Tel: (949) 760-7611
                                                   Fax: (949) 760-9607

                    BONSO'S WARRANT CONVERSION BRINGS IN OVER
                                   $12 MILLION

HONG KONG - (BUSINESS WIRE) February 15, 2000 - Bonso Electronics International, Inc. (NASDAQ/NMS: BNSO) announced today that 1,673,776 warrants were exercised to purchase 1,637,776 shares of its common stock at $7.35 each before the expiration date of the warrants on January 31, 2000.

This resulted in an equity infusion of over $12,000,000(U.S.) The company also noted that during the fiscal year ended March 31, 1999, a total of 25,597 warrants were exercised to purchase 25,597 shares of common stock of the Company at $7.35 per share.

Mr. Anthony So, Chairman and Chief Executive Officer of the company stated, "This new money will be used to continue our factory expansion. Additional injection molding and automatic surface mount technology machinery is required to meet the current demand for our electronic scales and new telecommunications products. These products are selling well and the company must increase capacity to meet the demand from existing orders."

Mr. Anthony So further stated, "We are pleased with the display of confidence the warrant holders have given us. Over 75% of the outstanding warrants were converted. We are cautiously optimistic about the future for the company. In the last year we have invested heavily in plant and equipment automation. These new manufacturing lines are operating at full capacity . Now with these funds available, we can expand our current facility to meet the increased demand in production level."

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments, electronic consumer and health care products, as well as, their new line of telecommunication. The company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial, parcel and mechanical scales that are used for consumer, commercial and industrial applications. The company's electronic consumer and health care products, include joysticks, thermometers, and blood pressure monitors. The Company's telecommunications products include cordless telephones and two-way radios. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                                     (Registrant)



Date: March 14, 2000                     By: /s/ Henry F. Schlueter
--------------------                     --------------------------
                                         Henry F. Schlueter, Assistant Secretary